Darren DeStefano

+ 703 456 8034

ddestefano@cooley.com

June 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett

Mary Mast

David Gessert

Celeste Murphy

Re:	Acumen Pharmaceuticals, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 14, 2021

CIK No. 0001576885

Ladies and Gentlemen:

On behalf of Acumen Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated May 25, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on May 14, 2021 (the “Draft Registration Statement”).

The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

June 9, 2021 Page Two

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 14, 2021

Prospectus Summary

Our Team, page 3

1.

We note your revised disclosure in response to prior comment 4. Please expand your disclosure to describe the nature of the support provided by each institutional investor identified in the first full paragraph on page 4. Additionally, please disclose whether you have agreements with any of the identified investors for the placement of additional securities of the company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 103 of the Registration Statement to identify the nature of the support provided by the institutional investors identified in the first full paragraph on pages 4 and 103. Pursuant to the Series B stock purchase agreement, certain of these investors are committed to purchase an aggregate of $30.0 million of additional shares of Series B preferred stock upon the achievement of a certain milestone event or waiver of such requirement, as disclosed on page 158 of the Registration Statement. As disclosed on pages 91 and 158 in this public filing of the Registration Statement, on June 9, 2021, the Board and the holders of more than 67% of the outstanding shares of Series B preferred stock elected to waive the condition of the milestone event. The second tranche of the Series B preferred stock financing is anticipated to close prior to the completion of the offering. Following the closing of the second tranche of the Series B preferred stock financing, these investors will have no continuing obligation to purchase additional securities.

* * * *

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

June 9, 2021 Page Three

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8034 or Katherine Denby of Cooley LLP at (202) 776-2070.

Sincerely,

/s/ Darren DeStefano

cc:	Daniel O’Connell, Acumen Pharmaceuticals, Inc.

Patrick O’Brien, Ropes & Gray LLP

Cooley LLP 11951 Freedom Dr. #1500 Reston, VA 20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com